File No. 82-173

02055888

31 October 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

NOV 05

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required

Addresses to the 2002 Annual General Meeting of M.I.M. Holdings Limited held in Brisbane today.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL P

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

dw 11/14

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

Addresses to the 2002 Annual General Meeting
Grand Ballroom, Sheraton Hotel, Brisbane
31 October 2002

Leo Tutt, Chairman

Slide: Profit

When we met last year, I indicated that the financial result for 2002 was expected to be broadly in line with 2001. Considering the circumstances of 2002 financial year, I think you will agree that MIM did well to report a 17% increase in the underlying operating profit (before significant items).

Economic conditions were depressed around the world, and this was reflected in the very low prices for copper and zinc.

Slide: Growth in output

In those circumstances the result demonstrated the effectiveness of the company's strong focus on improving operating performance. Production of all core products increased, and our productivity and cost positions continued to be improved or maintained.

Slide: Competitive costs across all businesses

The result also demonstrated the value of MIM product diversity across copper, coal and lead-zinc. As your annual report highlighted, the company gained "strength through diversity".

Slide: Targeting margins

Last year, we were able to target good margin business in a stronger coal market at a time when zinc in particular gave us no returns.

Slide: Earnings before interest and tax

Earnings before interest and tax from coal increased by 69% to $421 million and copper earnings of $302 million were down less than 5%. While our lead-zinc mining operations returned a small positive result, overall lead-zinc reported a $47 million loss due to losses sustained by the two zinc smelters in Europe.

The low metal prices serve to underline the importance of the strengthened operational performances and the quality and value of our assets. In a prolonged low point in the metal price cycle, our operations generated an Earnings Before Interest and Tax of $309 million which would have been $581 million if we had not incurred $272 million in currency hedging.

The reality is that returns last year were not satisfactory for shareholders, although directors maintained the dividend at the previous year's level. The key negative factors which depressed returns were metal prices, the currency hedge book and the European smelters.

Our objective, of course, is to improve the company's financial result so that it is at least in line with the company's much improved operational performance and increases the return to shareholders.

Slide: Australian US$ revenue hedging – designated profile

The movement towards an improved financial result is occurring on several fronts.

The mark to market of the hedge book improved from $1.46 billion in June 2001 to $615 million in June 2002. Contracts continue to be delivered according to the schedule, and the currency hedge book will decline steadily.

While the hedge book has had a large negative impact on earnings in the short term, it should not be overlooked that the underlying value of this company will be realised simply by the passage of time.

Even disregarding the existing growth prospects we have in front of us, that underlying future value can be better assessed by reference to the unhedged earnings potential.

The strength of the operational performance has restored market faith in the company to the extent that it was able to raise sufficient equity to acquire the Moura coal interest, on which MIM was pre-empted.

The funds received, however, have been applied to reduce our debt and gearing and that has significantly improved our financial position.

This improved financial strength has not only enabled us to pursue the exit of the remaining problem assets in Europe; it has enabled management to focus on what have been identified as capital efficient brownfields growth opportunities within our existing suite of assets.

MIM has refinanced maturing debt over the past 12 to 18 months and has been well supported by the debt and capital markets.

While it is fair to say that the increased strength of MIM both in terms of its future earnings and opportunities for growth are being recognised in the industry and amongst bankers, those things are not yet being reflected in value in equity markets.

While we cannot change commodity prices, our strategy is to focus on growth in those areas with good margins. We have and are seeking to enhance production flexibility to respond to market circumstances.

We are already well placed in this regard in coal through the quality and variety of our coal sources and the sheer increase in production.

We intend to increase greatly the production flexibility at Mount Isa through the proposed copper expansion now under study.

The increased shareholding in the Ernest Henry copper-gold mine from July has resulted in very effective growth in copper production for modest investment in a mine that is performing very well for us, with recent exploration drilling indicating a significant extension of the Ernest Henry orebody and mine life.

In zinc, we are studying the application of internally developed technology to make zinc metal at the McArthur River mine site. Our aim is to slash costs and introduce substantial margins that are certainly not available at the present depressed zinc price with current production methods.

As you know, our commitment to exit the unprofitable European zinc smelters was announced more than a year ago. I am pleased to say that a United States based investment company will acquire our operation at Duisburg in Germany at considerably less cost than the estimated cost of closure of the plant. Subject to satisfaction of certain conditions, that disposal should occur this December.

The improvements achieved during the year owe much to the efforts of the company's employees and, on behalf of shareholders, I would like to thank them for their outstanding work. Directors are confident that, under the senior management leadership, our people will implement the strategies that I have outlined, delivering capital efficient growth and improved returns for shareholders.

At this point, I would like to refer to the huge effort that has been made to improve safety at MIM. Without compromise, safety has the highest priority within the company and while there has been some improvement in the measured safety performance, it is clear that there is considerable improvement still to be made.

Before I ask Vince to bring you up to date on operational matters, I should like to refer to two issues of utmost importance. These are sustainable development and corporate governance.

Over the last year, considerable attention has been given around the world to sustainable development which can be defined as ensuring that the activities of today's industrial society do not prevent future generations from continuing to enjoy the benefits of the world's resources. At the global level, MIM has joined with other mining companies in taking an active part in the international debate and the search for solutions, thus ensuring that there is a place for mining and minerals in the future. The recent World Summit on Sustainable Development at Johannesburg was something of a milestone for mining in that it acknowledged that minerals are essential for modern living and that mining, minerals and metals are important to the economic and social development of many countries. The summit also recognised that energy was crucial to the fulfilment of all the basic human needs.

At the company level, MIM pays particular regard to the three pillars of sustainable development – economic, social and environmental impacts. Our activities provide significant economic and social benefits from the local to the international level. We strive to communicate effectively with the communities in which we operate, and to understand their needs and desires. We are working with indigenous people at several operations providing contract business opportunities with the mines and training and development for sustainable employment.

Environmental considerations are fully integrated with our business planning. We aim to ensure that our operations are sustainable by reducing the effects that they have on the environment. As you will know, we have made considerable progress with rehabilitation of mine land and the reductions of emissions from smelting.

Slide: Corporate Governance

The standard of corporate governance in companies is being scrutinised closely at a time when several companies have been found sadly wanting in this regard. At MIM we require of ourselves good corporate governance through ethical behaviour -recognition of and compliance with our obligations, and the accountability of disclosure. We also believe that this is sensible business practice, in that a manifestly poor record of governance will inevitably discourage investment in the company.

Your directors have placed a strong emphasis on structures to manage risk and ensure legal compliance and disclosure of material information. These are detailed in the Annual Report. The company is using its website to keep shareholders and the general investment market informed.

We are now on a growth path to increase the value of the company, building on the strong base provided by the operational turnaround and the capital investment of recent years. However, the current commodity price environment is extremely poor.

In the current year, prices in Australian dollar terms have deteriorated. Comparing Australian dollar prices for the September quarter this year with the December half last year, the prices for our products were down except for coking coal, gold and silver. Copper was down 2%, zinc 9%, lead 15% and thermal coal 26%.

We continue to drive production, cost and sales performance across our operations to compensate as much as possible for lower prices. This is enabling us to maintain profitability in our coal and copper operations. However, our lead-zinc mining operations are not profitable at these prices and the European zinc smelters, which have also been hit by the stronger Euro and Pound, are expected to incur total losses after tax of around $50 million for this half which does not include the previously announced loss in relation to exiting the Duisburg smelter.

In the current December half year, before we book the estimated $68 million loss from the Duisburg transaction, we will struggle to make a profit unless prices improve.

While this is a very tough half year, the operational fundamentals are sound in our copper, coal and lead-zinc businesses. We expect to see a substantially better financial result in the second half of the year with strong earnings contributions from copper and coal and improvements in lead-zinc.

Ladies and gentlemen, we may indeed be well positioned to take advantage of upturns in commodity prices, but we cannot sit back and wait for prices and other external factors to move in our favour. Notwithstanding the current bleak metal price environment, MIM's confidence in its future is due to the improved performances of the operations and the opportunities that have opened for value creation and realisation. That is a story that I shall now ask Vince Gauci to take up.

Vince Gauci, Managing Director

Good morning, ladies and gentlemen.
I intend to spend the bulk of my time during this address on the future of this company. This is a far cry from previous years where we have focussed almost exclusively on the major change process that we have gone through in each and every one of our operations including support and service functions in Brisbane.

Before I go on to talk about our future plans, however, let me just summarise for you the extent of the change that has been achieved at MIM in the last six years.

Slide: MIM injury frequency rate

<u>SAFETY</u>

On the safety front, I would like to endorse Leo's comments. We are all working very hard to improve our safety systems and to entrench within all of our operations a culture of safety. There is progress, but we understand that progress is slow and we still have much to do.

This slide shows a downward trend in Lost Time Injury Frequency Rates and Severity Rates and a stable Disabling Injury Frequency Rate.

<u>OPERATIONS</u>

On the operational front, we have now seen a major improvement in production, costs and margins over six consecutive years, particularly in coal and copper.

This slide shows our copper production growing from 180 000 tonnes in 1997 to 393 000 tonnes in 2002 due to a combination of new investments and operational improvements. It is intended now over the next four years to take the production to 600 000 tonnes a year.

Coal production has also more than doubled in the same period of time. The bulk of this improvement resulted from operational improvements by our people at the workplace, and we intend to double it again in five years.

After an initial period when the company was considering closing our lead-zinc business in Mount Isa and McArthur River, the cost reductions achieved at our operations have resulted in production increases.

At the same time as production was being increased, we were making equally impressive reductions in costs. The cost of producing copper at Mount Isa in the mid-1990's was around 90 US cents a pound. We would have no operation at Mount Isa and perhaps no company if we were still producing copper at that cost today when the price is about 70 US cents a pound. In 2002, our average cost of producing copper was 52 US cents a pound.

You can see a similar trend in our zinc costs.

Clearly, there have been amazing changes in our cost structures and MIM is now an internationally competitive producer of its core products.

Production and cost improvements do not mean a great deal unless you are achieving the margins of price over cost. The margins have improved significantly for copper and coal but remain extremely poor in lead-zinc. The improvements in our copper performance is shown when you consider that the price of copper was similar in 1999 and 2002 yet we have achieved a doubling of the margin.

In coal, we more than doubled margins for the years when the coal prices were broadly unchanged, and with the price rises of the last couple of years we have lifted margins further. If you go back to 1996, we had negative margins.

In the zinc business, it is hard to see how any producer is making money at the present prices, and we have been additionally affected by the losses at our European zinc smelters which we are in the process of exiting. However, our zinc mining business is very competitive and our major resources at Mount Isa and McArthur River provide a strong platform for the future.

I do not intend to go into detail about each operation during the last year but I would like to acknowledge in particular the outstanding performances at Alumbrera, NCA and Ernest Henry.

After six years of continual improvement, our company is now much more robust although the extended period of low metal prices, our currency hedge book and the poor performance of the European smelters have combined to produce returns to our shareholders that are unacceptably low. In the short term these three elements are going to continue to significantly affect our earnings.

We cannot do anything to influence metal prices although we do know that the current down cycle will not go on indefinitely. Leo has discussed the immediate outlook and the fact that we are dealing with the hedge book and with the zinc smelters.

The future of MIM is being built on the strong foundation of our high quality assets and the outstanding capabilities of our people. We intend to grow the company through capital efficient expansions, extensions and developments of assets we already own. We have done the work in the last few years to identify the areas in our business where we have the greatest leverage for growth and our plans are now well established.

Slide: MIM coal growth (100%)

<u>COAL</u>

After the turnaround in our coal business, which has seen the EBIT improve from negative numbers in 1996 to $421 million in 2002, we are now on a steady growth path to again double our production in the next five years.

Although this is our published production target, our actual production levels will be driven by the margins that we can expect to achieve in the coking and thermal coal markets. We currently have the flexibility to adjust our production in response to the coal prices and we will retain that flexibility in our new developments.

Slide: MIM's coal assets

Last week, MIM's Coal Business won the Premier's Award as Queensland's Exporter of the Year – a welcome acknowledgement of our contribution to Queensland and Australia, and very well earned recognition of all the hard work of our people. It also drew wide attention to the vital part mining and coal in particular play in the Australian economy.

Looking ahead over the coming year, we plan to further increase coal production from our existing mines. We are developing a new higher capacity mine at Newlands, the Northern Underground, to replace the Southern Underground mine, and acquiring a larger dragline for open cut mining at Newlands while relocating one of the Newlands draglines to Collinsville. Concentrating on our existing mines places the emphasis firmly on capital efficiency, and this is the course we are also following with our copper and zinc plans – capital efficiency by building on existing operations.

We have one new coal project at Rolleston in the final stages of feasibility study, the company's first new coal project for almost 20 years, and another at Wandoan under preliminary consideration. Within the next few months, we will decide whether to proceed to develop the Rolleston coal project. All the signs so far are encouraging. It has low capital cost, and we are currently putting the coal through final combustion trials to confirm its market acceptability for use in power stations.

At the pre-feasibility stage is the development of another thermal coal project at Wandoan in the Surat Basin. Subject to feasibility, we envisage highly capital efficient developments at Rolleston and Wandoan with combined production of up to 20 million tonnes of thermal coal a year for export through the port of Gladstone.

<u>COPPER</u>

The strength of our copper business was demonstrated last year by the earnings being maintained at near the previous year's level despite 15% lower copper prices.

In recent months, the work that we have been doing in the Mount Isa copper study has begun to open up an even more exciting future for Mount Isa than we had previously proposed.

Slide: Conceptual copper production profile, Mount Isa

With our greater understanding of the mineral resource at Mount Isa, we are planning to go beyond the current production levels which last year was 287 000 tonnes, to a level of 400 000 tonnes a year by 2006. We will achieve this by developing a major open cut mine at Mount Isa. At Mount Isa and Ernest Henry, we have the known resources to produce at about the 400 000 tonnes a year rate for up to 20 years. What our recent studies show is that there is a lot of life in the Mount Isa orebodies yet. In fact, we have more copper metal to be mined at Mount Isa than has been mined there over the last almost 60 years.

Our actions and plans at Mount Isa demonstrate the increased flexibility and capital efficiency I referred to earlier. One of the actions we took last month was to move mine development teams from the lead mine to the 1900 copper ore body. With greater margins in copper than in lead-zinc, quite apart from the open pit which is a few years away, we are increasing copper production over the next two years, and processing the additional copper in the lead-zinc concentrator where we have had some spare capacity. This flexibility has never been used at Mount Isa before. Assuming that our feasibility study endorses our plan to develop the open pit at Mount Isa, that will add to our flexibility in terms of alternative sources of production.

Excellent production levels are being maintained at our other copper mines, Ernest Henry and Alumbrera. These operating performances, which have been marked by strong mining and processing results, continue to improve our competitiveness. This improvement also provides potential to further extend the mine lives of these operations.

Four months ago we exercised our option to take up the 49% of Ernest Henry that we did not own. This is already proving to be an astute purchase. As Leo mentioned earlier, recent successful exploration work is also providing very encouraging indications of an extended mine life at Ernest Henry.

ZINC

Our plans to develop a very competitive zinc business are to produce metal on site at McArthur River. By producing zinc metal on site we will significantly reduce the realisation costs which make up some 60% of our total costs.

Our aim is to achieve a total production cost for zinc of approximately 20 US cents a pound. If our feasibility study is successful, we will create margins that will be very attractive even at the current record low prices. This is a very exciting prospect and has the potential to make a major impact on the world's zinc industry.

You will be pleased to know that the test work on the Albion Process, the MIM developed technology that we plan to apply at McArthur River, is producing Special High Grade zinc and to date no significant technical problems have been encountered.

In order for this project to be successful we need:

(a) a large zinc resource
(b) the technology, and
(c) competitively priced power.

We have the first two and we are working very hard to have gas at a competitive price. A likely source is the Greater Sunrise field in the Timor Sea. The gas will not only provide an energy source for Australia's industry needs but also provide adequate supplies of gas for much of eastern Australia in years to come.

In summary our growth plans include

(1) Doubling the total production from our coal mines to about 38 million tonnes a year by 2006
(2) Taking our copper production to about 600 000 tonnes a year by 2007, and
(3) Transforming our zinc revenues into zinc profits by using the Albion Process to produce zinc metal.

Through this capital efficient growth, based on assets that we already own and with the high calibre of people we have in this company, we can achieve significantly increased value in MIM for our shareholders in the coming years.
I want to make one more point while I am on my feet. While it is fair to say that the increased strength of MIM both in terms of its future earnings and growth opportunities are being recognised in the resource industry and amongst bankers, in my opinion the recognition is still not being reflected in equity markets.

Finally, this is the last day at MIM for Deborah O'Toole. After more than 20 years with the company, the last four as Chief Financial Officer, Deborah has decided on a change of direction. I would like to thank her very much for the huge contribution she has made to MIM over a very long period, and I believe I speak for everyone here and in the company in offering our best wishes for the future.

Profit

A$M

MIM's Share



Net Profit
Net Profit before Significant Items
2001
2002

Year ended 30 June

Growth in output

(MIM's share)
Tonnes (000's)

Copper



180
229
334
326
354
393
1997
1998
1999
2000
2001
2002

Zinc



337
222
390
380
408
440
1997
1998
1999
2000
2001
2002

Coal



7700
9600
12500
12800
14100
16800
1997 *
1998
1999
2000
2001
2002

* Oaky Creek included at 75% for comparative purposes

Year ending 30 June

Competitive costs across all businesses


Copper (US¢/lb)
Other costs
Normal C1 cash costs
Coal (A$/t)
Zinc (US¢/lb)
1997
1998
1999
2000
2001
2002

Year ending 30 June

MIM

Targeting margins


Margin %
Copper-gold
Price US¢/lb
Copper
Lead-zinc
Zinc
Coal
Price A$/t
1997
1998
1999
2000
2001
2002
Margin (EBITDA/sales)
Price

Year ending 30 June

MIM

Earnings before interest and tax

A$M **MIM's Share**


2001
2002
Copper
Coal
Lead-Zinc

MIM

Year ended 30 June

Australian US$ revenue hedging

- designated profile

US$M Hedged


0

	2001	2002	2003	2004	2005	2006	2007
Av. rate (US$) *	0.63	0.62	0.64	0.65	0.67	0.69	-
Deferred realised losses (A$M)	-	-	24.0	44.8	33.9	22.1	-

* Excludes deferred realised losses

MIM

Year ending 30 June

Corporate Governance

- Significant external membership of board and committees
- Extensive monthly and quarterly reporting to the Board
- No share options plan for directors and executives
- Continuous disclosure - information on active website
- Review of auditor independence - sound MIM practices

MIM injury frequency rate


Per million hours worked
70
60
50
40
30
20
10
0
3000
2500
2000
1500
1000
500
0
1997
1998
1999
2000
2001
2002
Disabling Injury FR
LTIFR
Severity Rate FR
Year ended 30 June


MIM Coal growth (100%)
Mt
40
30
20
10
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Indicative
Existing Operations
New Operations
Year ending 30 June


Pentland
Collinsville
Newlands
Oaky Creek
Rolleston
Wandoan
GALILEE BASIN
BOWEN BASIN
SURAT BASIN
MARYBOROUGH BASIN
Charters Towers
Ravenswood
Collinsville
Pentland
Goonyella
Moranbah
Coppabella
Nebo
Norwich Park
Blair Athol
Clermont
Tieri
Emerald
Barcaldine
Blackwater
Minerva
Springsure
Sth Blackwater
Rolleston
Moura
Theodore
Callide
Tambo
Taroom
Wandoan
Miles
Roma
Gympie
Maryborough
Meandu Ck
MIM TENURE
ML
MDL
EPC
EPCA
Queensland
Approximate scale
0
100
200
Kilometres


Conceptual copper production profile,
Mount Isa
Kt
Copper Contained in Concentrate
450
400
350
300
250
200
150
100
50
0
1900
RHF Slag Stockpile
Isa U/G
EHM (100% FROM 2003)
EHM Extended*
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
*Not in resource - subject to current drilling